

December 9, 2013

By U.S. Mail and facsimile 801-210-2761

Rachel Boulds
Chief Financial Officer
Independent Film Development Corporation
420 North Camden Drive Retail Level
Beverly Hills, CA 90210

Re: Independent Film Development Corporation ("the company")
        File No.: 000-53103

Dear Ms. Boulds:

In your letter dated November 26, 2013, which I received on December 6, 2013, you requested that the staff waive the requirement to provide the inception to date cumulative financial data on an audited basis in the company's September 30, 2012 Form 10-K. The company's predecessor auditor Randall Gruber ("Gruber") audited the inception to date cumulative financial data from September 14, 2007 to September 30, 2010. The PCAOB revoked Gruber's PCAOB registration and Gruber is no longer able to reissue its prior audit report on the cumulative financial data.

The staff would not object to your request. Also, the staff would not object if the company did not amend its Item 4.01 8-K or September 30, 2012 Form 10-K to disclose the PCAOB revocation of Gruber's registration. Please note that S-X Rule 8-03 permits interim financial statements to be unaudited, but does not permit cumulative inception to date financial data in annual financial statements to be unaudited. Please also note that the company's correct file number is 000-53103.

The staff's conclusion is based solely on the information provided in your letter. Different or additional material facts could result in a different conclusion. If you have any questions concerning this letter, please call me at 202-551-3511.

Sincerely,

Louise M. Dorsey
Associate Chief Accountant